Exhibit 99.1

UNDER EMBARGO

PRESS RELEASE

TESMA ANNOUNCES FOURTH QUARTER
AND YEAR-END RESULTS

February 24, 2004, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, today reported financial results for the quarter and year ended December 31, 2003.

	Quarter Ended December 31		Year Ended December 31
(U.S. dollars in millions except per share and share figures)
	2003	2002	2003	2002
Sales	$ 298.1	$ 247.8	$ 1,098.6	$ 925.9
Income before income taxes	$ 33.0	$ 15.9	$ 110.0	$ 82.9
Net income	$ 20.7	$ 9.7	$ 74.1	$ 56.0
Operating cash flow	$ 44.7	$ 23.6	$ 143.8	$ 112.6
Diluted earnings per share	$ 0.63	$ 0.30	$ 2.28	$ 1.80
Weighted average number of shares outstanding on a diluted basis (in millions)	32.6	32.5	32.5	31.1

Fourth Quarter Operating Highlights

In the fourth quarter, sales increased by 20% to $298.1 million compared to $247.8 million for the same period a year ago. Excluding the translation impact of strong gains by the Canadian dollar, euro and Korean won relative to the U.S. dollar (estimated at approximately $44 million in the period), our production sales grew by approximately 2%. This growth occurred despite vehicle production declines at North America's Big Three automakers ranging from 3% to 5% in the quarter compared to a year ago and reflects continued year-over-year increases in our content per vehicle in both North America and Europe, by 19% and 4% to $48.67 and 15.86, respectively, as we continue to launch new programs and as volumes ramp up.

Net income grew in the quarter to $20.7 million from $9.7 million a year ago and diluted earnings per share increased to $0.63 from $0.30. Net income and diluted earnings per share for the fourth quarter last year were negatively impacted by an $8.5 million ($0.26 per share) impairment charge recorded at our Eralmetall die-casting facility. Excluding the impact of the impairment loss in the prior year, our net income for the quarter grew by $2.5 million, primarily as the result of foreign currency increases.

A more detailed discussion of our consolidated results for the quarter and fiscal year ended December 31, 2003 is contained in the attached Management's Discussion and Analysis which follows the unaudited interim consolidated financial statements and the notes thereto.

"We ended 2003 on a solid note," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "Our launch of new business programs helped grow our sales and content per vehicle, despite the continued market share reductions at our largest customers in North America. In addition, as previously announced, we completed the acquisition of Davis Industries effective January 2, 2004. This acquisition increases our presence in the United States, further complements some of our existing product offerings and expands the breadth of our customer base. While we drew down some of our cash reserves for this acquisition, our financial position remains very strong and keeps us well-positioned to continue to grow our business and to capitalize on additional opportunities in 2004."

Dividends

Today, our Board of Directors declared a dividend in respect of the quarter ended December 31, 2003 of Cdn $0.16 per share on our Class A Subordinate Voting and Class B Shares, payable on or after March 15, 2004 to shareholders of record on March 4, 2004.

Board of Directors

As a result of Belinda Stronach's resignation as a Director and as the Chairman of our Board of Directors effective January 20, 2004, today, our Board appointed Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna International Inc., as a Director of the Corporation, to fill the vacancy created by Ms. Stronach's resignation. In addition to his role as our Chief Executive Officer, Manfred Gingl was also appointed as the Chairman of our Board of Directors.

Outlook

For the full year ending December 31, 2004, we anticipate that vehicle production volumes in North America will increase approximately 1% to approximately 16.1 million units, while in Europe, we expect production will approximate 16.4 million units, consistent with the volumes experienced in 2003. Based on these forecasts, our acquisition of Davis Industries, our anticipated tooling and other automotive sales, our projected content per vehicle levels and our estimates of the impact of foreign exchange translation at the current rates in effect, we expect to experience overall sales growth of approximately 20% for the year ending December 31, 2004.

Tesma employs over 5,500 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

Tesma will hold a conference call to discuss its fourth quarter and year-end 2003 results on February 25, 2004 at 1:30 p.m. EST. The numbers for this call are 416-640-4127 (local/overseas) or 1-800-814-4853 (North America), with call-in required ten minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on March 10, 2004. The numbers for the replay are 416-640-1917, reference number 21033790 (local/overseas) or 1-877-289-8525, reference number 21033790 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30-day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include the items listed in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto. In addition, for a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands) (audited)
As at	December 31 2003	December 31 2002
		(restated - Note 8)
ASSETS
Current assets:
Cash and cash equivalents	$ 163,255	$ 135,080
Accounts receivable (Note 6)	193,160	146,192
Inventories	100,216	74,924
Income taxes recoverable	2,372	-
Current future tax assets	979	190
Prepaid expenses and other	10,152	8,208
	470,134	364,594
Capital assets (Notes 3 and 6)	303,749	273,105
Escrow deposit (Note 9)	44,635	-
Goodwill (Note 2)	15,096	13,609
Other assets	3,527	5,014
Future tax assets	1,834	450
	$ 838,975	$ 656,772

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$ 40,756	$ 46,086
Accounts payable (Note 6)	80,398	77,574
Other accrued liabilities (Note 6)	34,290	24,156
Accrued salaries and wages (Note 4)	32,581	21,015
Current future taxes payable	16,796	656
Long-term debt due within one year	3,919	1,799
Dividends payable	-	3,251
Income taxes payable	-	9,578
	208,740	184,115
Long-term debt	62,879	47,565
Future tax liabilities	18,102	14,844

SHAREHOLDERS' EQUITY
Class A Subordinate Voting Shares, authorized: unlimited (Note 4) (issued: 18,130,429; December 31, 2002 - 18,110,429)	$ 198,250	$ 197,701
Class B Shares, authorized: unlimited (Note 4) (issued: 14,223,900; December 31, 2002 - 14,223,900)	1,894	1,894
Contributed surplus (Notes 1 and 4)	572	79
Retained earnings	285,736	225,599
Currency translation adjustment	62,802	(15,025)
	549,254	410,248
	$ 838,975	$ 656,772
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (U.S. dollars in thousands, except share and per share figures)
	THREE MONTHS ENDED December 31		YEAR ENDED December 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(audited)	(unaudited)
		(restated - Note 8)		(restated - Note 8)

Sales (Note 6)	$ 298,055	$ 247,842	$ 1,098,591	$ 925,921
Cost of goods sold (Note 6)	226,590	189,952	855,503	718,136
Selling, general and administrative expenses (Notes 4, 6 and 7)	20,101	15,892	69,204	59,833
Depreciation and amortization	14,980	11,215	51,609	40,536
Affiliation and social fees (Note 6)	3,423	2,619	12,449	10,404
Interest expense (income), net (Note 6)	11	226	(204)	1,987
Impairment loss at Germany die-casting facility (Note 3)	-	12,088	-	12,088
Income before income taxes	32,950	15,850	110,030	82,937
Income taxes	12,291	6,120	35,918	26,978
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	20,659	9,730	74,112	55,959
Retained earnings, beginning of period	269,420	219,146	225,599	182,150
Dividends on Class A Subordinate Voting Shares and Class B Shares	(3,950)	(3,277)	(13,975)	(12,510)
Cumulative adjustment on change in accounting policy (Notes 1 and 4)	(393)	-	-	-
Retained earnings, end of period	$ 285,736	$ 225,599	$ 285,736	$ 225,599
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted	$0.64 $0.63	$0.30 $0.30	$2.29 $2.28	$1.82 $1.80
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted	32.4 32.6	32.3 32.5	32.3 32.5	30.7 31.1
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOW (U.S. dollars in thousands)
	THREE MONTHS ENDED December 31		YEAR ENDED December 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(audited)	(unaudited)
		(restated - Note 8)		(restated - Note 8)
CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES
Net income	$ 20,659	$ 9,730	$ 74,112	$ 55,959
Items not involving current cash flows	24,059	13,883	69,697	56,603
	44,718	23,613	143,809	112,562
Net changes in non-cash working capital	(10,935)	19,616	(41,949)	(5,074)
	33,783	43,229	101,860	107,488

INVESTING ACTIVITIES
Capital asset additions	(17,297)	(20,648)	(61,153)	(68,893)
Funds held in escrow (Note 9)	(44,635)	-	(44,635)	-
Investment in subsidiaries (Note 2)	(1,394)	(512)	(1,394)	(1,012)
Increase in other assets	(384)	(654)	(236)	(1,958)
Proceeds on disposal of capital and other assets (Note 6)	228	684	27,234	2,351
Cash and cash equivalents acquired on investment in subsidiary	202	-	202	-
	(63,280)	(21,130)	(79,982)	(69,512)

FINANCING ACTIVITIES
Dividends paid on Class A Subordinate Voting Shares and Class B Shares	(3,949)	(3,275)	(17,275)	(12,171)
Increase (decrease) in bank indebtedness	(8,943)	5,669	(12,423)	18,860
Repayments of long-term debt	(325)	(845)	(2,086)	(3,576)
Proceeds from long-term debt	-	-	6,715	-
Issuance of Class A Subordinate Voting Shares	196	229	549	63,482
	(13,021)	1,778	(24,520)	66,595
Effect of exchange rate changes on cash and cash equivalents	9,095	1,455	30,817	2,058
Net increase in cash and cash equivalents during the period	(33,423)	25,332	28,175	106,629
Cash and cash equivalents, beginning of period	196,678	109,748	135,080	28,451
Cash and cash equivalents, end of period	$ 163,255	$ 135,080	$ 163,255	$ 135,080
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Changes

The interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Report to Shareholders, except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective January 1, 2003. In accordance with Canadian generally accepted accounting principles (under EIC-130), the Company is required to restate all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Utilizing this method, the comparative consolidated statements of income and cash flows for the three and twelve-month periods ended December 31, 2002 were translated into U.S. dollars using an average rate for the period of U.S. $0.6375 and U.S. $0.6372 per CDN $1.00, respectively, and the comparative consolidated balance sheet at December 31, 2002 was translated using the prevailing rate at December 31, 2002 of U.S. $0.6376 per CDN $1.00.

In September 2003, the Canadian Institute of Chartered Accountants (CICA) issued amendments to Handbook Section 3870 "Stock-Based Compensation and other Stock-based Payments" (CICA 3870) which are effective for fiscal years beginning on or after January 1, 2004. The amended standard now requires recognition of all stock-based compensation transactions at fair value and eliminates the alternative of using the intrinsic value method of accounting with fair value disclosures on a proforma basis. The Company has elected to adopt the new rules earlier than the date required under the amended standard and apply them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date the Company was initially required to adopt CICA 3870. Upon application of the new rules during the three and twelve-month periods ended December 31, 2003 the Company recorded compensation expense totalling $0.1 million and $0.5 million, respectively, as part of selling, general and administrative expenses, and recorded corresponding increases to contributed surplus [quarter and year ended December 31, 2002 - $0.1 million, respectively]. Diluted earnings per share for the quarter was not affected by the application of these rules, while for the year, the impact was to decrease diluted earnings per share by $0.02. Diluted earnings per share for the same periods a year ago were not affected. The amounts recorded as compensation expense are included in the results for the North American Automotive segment of the Company's operations (Note 5).

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in the Company's 2002 Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at December 31, 2003 and the results of operations and cash flows for the three and twelve-month periods ended December 31, 2003 and 2002.

2.    Business Acquisitions

(a) Current Year Acquisition

On October 27, 2003, the Company completed the acquisition, effective October 1, 2003, of a 55% interest in Agla Benevento S.r.l. of Benevento, Italy (subsequently renamed Tesma-Agla S.r.l. (Tesma-Agla)), for cash consideration including transaction costs of $1.2 million (net of cash acquired of $0.2 million). Pursuant to agreements executed upon closing of the transaction, the approval of certain strategic, operating and financing decisions of Tesma-Agla are subject to a majority vote by Tesma-Agla's Board of Directors. The Board of Directors consists of four members of which the Company is entitled to appoint two (including the Chairman of the Board). The Company accounts for its interest in this jointly-controlled entity using the proportionate consolidation method. Tesma-Agla had no operating activities prior to October 2003, but was preparing for the launch of pulleys and other engine components for automotive original equipment manufacturers in the European automotive market.

The initial impact on the Company's consolidated balance sheet is an increase in non-cash working capital of $0.4 million, property, plant and equipment and other long-lived assets of $2.6 million, debt of $2.0 million and net future tax assets of $0.2 million. These amounts, and the results of Tesma-Agla, are included in the European Automotive segment of the Company's operations (Note 5).

(b) Prior Years Acquisition

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $2.5 million in respect of the five-year period ending January 31, 2003 if Sterling Heights achieved certain predetermined levels of earnings. The Company has recognized the full $2.5 million in additional purchase consideration to December 31, 2002 as earnings have exceeded the predetermined levels in each of the five years. During the comparative three and twelve-month periods ended December 31, 2002, $0.5 million and $1.0 million, respectively, were paid out and recorded as additional goodwill under these provisions.

3.    Impairment Loss at German Die-Casting Subsidiary

In December 2002, the Company, prompted by a history of operating losses and projected future losses following the launch of new business at its German die-casting subsidiary, initiated and completed a review for impairment on the $20.6 million of machinery, equipment, land, buildings and other long-lived assets at this subsidiary. As part of this process, the Company determined the fair value of this asset group primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach which estimates value based on what a prudent investor would pay to reproduce the assets with a similar application or utility. Utilizing these approaches, the fair value of this asset group was determined to be approximately $8.5 million, requiring the Company to record a $12.1 million write-down of the carrying value of the respective assets to their estimated fair value and to record a corresponding impairment loss in the comparative quarter and year ended December 31, 2002 totaling $8.5 million, net of applicable taxes. The results of this subsidiary (including the impairment loss in the comparative periods) are included in the European Automotive segment of the Company's operations (Note 5).

4.    Capital Stock

(a) Class A Subordinate Voting Shares and Class B Shares

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
(U.S. dollars in thousands, except shares)	Number of Shares	Stated Value	Number of Shares	Stated Value

Balance, December 31, 2002	18,110,429	$197,701	14,223,900	$1,894
Exercise of incentive stock options	30,000	549	-	-
Balance, September 30, 2003	18,140,429	$198,250	14,223,900	$1,894

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price

Balance, December 31, 2002	1,249,850	$10.50 - $31.74	$23.96
Granted	275,000	$28.80	$28.80
Exercised	(30,000)	$17.25 - $26.00	$24.63
Expired	(11,500)	$19.00 - $26.00	$25.09
Balance, December 31, 2003	1,483,350	$10.50 - $31.74	$24.83
Exercisable at December 31, 2003	1,039,550	$10.50 - $31.74	$23.50

As fully described in Note 1, the Company adopted the new rules under CICA 3870 which require that all stock-based compensation transactions be accounted for at fair value. The Company determines the total estimated fair value of each tranche of stock options as at the date of grant and then records compensation expense, on an amortized basis, over the applicable vesting periods of the underlying stock options. As such, at each reporting date, cumulative compensation expense will be recognized for each tranche of stock options to the extent that they are vested as at that date.

The Company elected to adopt the new rules earlier than the date required under the CICA 3870 and apply them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date the Company was initially required to adopt CICA 3870. As a result, during the three and twelve-month periods ended December 31, 2003, the Company recorded compensation expense totaling $0.1 million and $0.5 million, respectively [year ended December 31, 2002 - $0.1 million]. These costs are recorded as part of selling, general and administrative expenses, with a corresponding increase to contributed surplus.

The balance of contributed surplus related to stock compensation is as follows:

	2003	2002
(U.S. dollars in thousands)

Balance, December 31, 2002	$79	$-
Compensation expense	493	79
Balance, December 31, 2003	$572	$79

Upon future exercises of the underlying stock options recorded at fair value (ie. those issued on or after August 1, 2002), the Company will record a reduction to the accumulated balance of contributed surplus and will record a corresponding increase in the value attributed to the Class A Subordinate Voting Shares issued on the exercise of these stock options.

The Company records compensation expense by estimating the fair value of stock options at the date of grant using the Black Scholes option valuation model. The Black Scholes model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, the Black Scholes model requires the input of highly subjective assumptions, including future stock volatility and expected time until exercise of options. Management believes that the assumptions utilized in its Black Scholes valuation of options are reasonable for the purpose of estimating and recording compensation expense at fair value.

The weighted average fair value of options granted during the year and the weighted average assumptions used in determining the fair value of options on the date of grant were as follows:

Options Granted	August 2003	August 2002
Weighted average fair value of options granted	$ 7.34	$ 7.47
Risk free interest rate	4.0%	4.5%
Expected dividend yield	2.2%	2.0%
Expected volatility	29.0%	24.2%
Expected life of options (years)	5	5

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at December 31, 2003 were exercised:

Number of Shares

Class A Subordinate Voting Shares outstanding at December 31, 2003	18,140,429
Class B Shares outstanding at December 31, 2003	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,483,350
33,847,679

During fiscal 2003, following the approval of the Company's Board of Directors, shareholders and other regulatory authorities, the maximum number of shares reserved for issuance for stock options was increased from 3,000,000 to 4,000,000 Class A Subordinate Voting Shares. The number of unoptioned shares available to be reserved at December 31, 2003 was 746,500 [December 31, 2002 - 10,000].

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, non-employee directors can elect to receive all or a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's Class A Subordinate Voting Shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact that DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense, and records the associated liability in the period they are issued. The value of all DSUs outstanding, and the associated liability, are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's Class A Subordinate Voting Shares.

During the year ended December 31, 2003, $0.4 million (year ended December 31, 2002 - $0.1 million) was recorded as compensation expense (including foreign exchange and the revaluation of the DSUs to their fair values at the period end), and $0.1 million (year ended December 31, 2002 - $0.1 million) was paid out under this plan. At December 31, 2003, there were 28,265 DSUs (December 31, 2002 - 19,551) having a total value of $0.6 million (December 31, 2002 - $0.3 million) that were issued and outstanding.

5.    Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the December 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosure:

Three months ended:
December 31, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$233,043	$61,106	$8,669	$302,818
Intersegment sales	(4,124)	(629)	(10)	(4,763)
Sales to external customers	$228,919	$60,477	$8,659	$298,055
Depreciation and amortization	$11,718	$2,341	$921	$14,980
Interest expense (income), net	$(661)	$273	$399	$11
Income (loss) before income taxes	$27,168	$8,087	$(2,305)	$32,950
Capital assets, net	$206,142	$65,208	$32,399	$303,749
Capital asset additions	$11,571	$4,288	$1,438	$17,297
Goodwill, at carrying value	$13,172	$1,924	$-	$15,096
December 31, 2002
Total Sales	$193,262	$50,098	$8,604	$251,964
Intersegment sales	(2,630)	(1,428)	(64)	(4,122)
Sales to external customers	$190,632	$48,670	$8,540	$247,842
Depreciation and amortization	$8,026	$2,432	$757	$11,215
Interest expense (income), net	$(211)	$202	$235	$226
Income (loss) before income taxes (Note 3)	$27,155	$(11,457)	$152	$15,850
Capital assets, net (Note 3)	$197,769	$49,102	$26,234	$273,105
Capital asset additions	$15,262	$2,752	$2,634	$20,648
Goodwill, at carrying value	$13,006	$603	$-	$13,609

Year ended:
December 31, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$856,000	$235,643	$28,772	$1,120,415
Intersegment sales	(19,069)	(2,632)	(123)	(21,824)
Sales to external customers	$836,931	$233,011	$28,649	$1,098,591
Depreciation and amortization	$39,810	$8,200	$3,599	$51,609
Interest expense (income), net	$(2,687)	$1,139	$1,344	$(204)
Income (loss) before income taxes	$97,538	$18,251	$(5,759)	$110,030
Capital assets, net	$206,142	$65,208	$32,399	$303,749
Capital asset additions	$38,134	$12,859	$10,160	$61,153
Goodwill, at carrying value	$13,172	$1,924	$-	$15,096
December 31, 2002
Total Sales	$725,544	$180,576	$33,821	$939,941
Intersegment sales	(11,323)	(2,633)	(64)	(14,020)
Sales to external customers	$714,221	$177,943	$33,757	$925,921
Depreciation and amortization	$30,168	$7,475	$2,893	$40,536
Interest expense, net	$336	$577	$1,074	$1,987
Income (loss) before income taxes (Note 3)	$87,576	$(6,138)	$1,499	$82,937
Capital assets, net (Note 3)	$197,769	$49,102	$26,234	$273,105
Capital asset additions	$49,554	$14,386	$4,953	$68,893
Goodwill, at carrying value	$13,006	$603	$-	$13,609

6.    Related Party Transactions

(a) Transactions with Controlling Shareholder

The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

	THREE MONTHS ENDED December 31		YEAR ENDED December 31
	2003	2002	2003	2002
(U.S. dollars in thousands)

Sales [i]	$1,979	$2,192	$7,585	$11,513
Purchases of materials [i]	$883	$655	$3,591	$4,356
Rental of facilities [ii]	$-	$199	$1,877	$816
Affiliation fee [iii]	$2,948	$2,397	$10,816	$9,177
Social fee [iv]	$475	$222	$1,633	$1,227
Other specific charges [v]	$414	$123	$1,718	$1,858
Interest (net)	$-	$3	$4	$20
Construction management fees [ii]	$-	$-	$(1,293)	$-

[i]   Sales to, and purchases from, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

[ii]   On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus which includes the corporate office building and the lead manufacturing facilities in each of the Company's Engine and Transmission Technologies groups (and reported in the Company's North American Automotive segment).  This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value which totaled $25.0 million.  The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

Under the terms of the transaction, $1.3 million of construction management fees (including carrying charges) previously billed in fiscal 2002 by MID to the Company on account of this project were refunded.  In addition, the Company entered into agreements to lease the properties back from MID (at prevailing market rates existing at inception) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.7 million per year.  Rental payments totaling $1.9 million were paid to MID for the period from February 1, 2003 to August 29, 2003, the date when all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna.  As a result of this distribution, MID became directly controlled by the same entity that indirectly controls the Company, such that MID remains a related party to the Company, but is no longer part of the group of companies controlled by Magna.

[iii]  The Company is party to an amended and restated affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives.  This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).  Under the terms of this agreement, affiliation fees payable to Magna are calculated as one percent of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years).

[iv]  Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company.  This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).

[v]   Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna.  These services include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Program), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services.

(b)  Other Related Party Transactions

[i]    Rental payments to MID subsequent to August 29, 2003 (the date of the reorganization of Magna, see Note 6(a)[ii]) amounted to $1.1 million ($0.9 million for the three-month period ended December 31, 2003) and were paid under lease agreements entered into at prevailing market rates.

[ii]    Effective January 1, 2003, the Company's Austrian subsidiary transferred certain assets and activities into Magna Systemtechnik AG (MST), an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components.  Effective the same date, the Company acquired a minority equity ownership interest in MST and participates in its ongoing activities to the extent of this equity ownership interest.  The Company accounts for this investment using the equity method and, accordingly, $0.2 million and $0.4 million, respectively, has been recorded in selling, general and administrative expenses as the Company's share of the three and twelve-month losses of this entity to December 31, 2003.

During 2003, the Company incurred $0.4 million of capital costs relating to the portion of certain  assembly lines that MST was subcontracted to build (the costs of the completed assembly lines were billed by another supplier).  In addition, due to cost overruns and other issues relating to these assembly lines, MST billed the Company an additional $0.8 million which was expensed in the fourth quarter of 2003.  At December 31, 2003, the Company had a net payable of $1.0 million due to MST.

[iii]   During the quarter ended December 31, 2003, the Company was billed an additional $0.5 million for costs relating to various tooling and other services provided in 2002 by a company owned by the Vice Chairman and CEO of the Company.  During the comparative quarter a year ago, the Company purchased $nil million ($0.3 million for the year) of products and services from, and sold $0.1 million ($0.4 million for the year) of products and services to, this company.  At December 31, 2003, $nil was recorded as a net receivable from this company (December 31, 2002- $0.5 million).

[iv]   During 2003, the Company paid $0.4 million to a financing company for the buyout of certain equipment under lease and recorded the amount paid as due from a related party.  The equipment was used in the business activities of the company owned by the Vice Chairman and CEO of the Company, which activities were transferred to MST in 2003.  The $0.4 million amount remains outstanding at December 31, 2003.

(c)  Outstanding Balances

The outstanding balances with all related parties resulting from these transactions included in the consolidated financial statements at the end of the period are as follows:

	2003	2002
[U.S. dollars in thousands]
Accounts receivable	1,560	988
Accounts payable and other accrued liabilities	1,882	3,108

7. Foreign Exchange

The Company continues to account for foreign exchange as detailed in the "Significant Accounting Policies" in the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders, except as described in Note 1 to these consolidated interim financial statements.

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	THREE MONTHS ENDED December 31		YEAR ENDED December 31
	2003	2002	2003	2002
(U.S. dollars in thousands)

Foreign exchange gains (losses)	997	(1,083)	2,308	202

8. Comparative Figures

The Company has retroactively restated the comparative consolidated financial statements for changes in the Company's reporting currency and change in accounting policy as described in Note 1. Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

9. Subsequent Events

[a] Acquisition of Davis Industries, Inc.

On January 2, 2004, the Company completed the acquisition of Davis Industries, Inc. (Davis). Davis, at the time of acquisition, employed over 700 employees at 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee. The main product focus for Davis has been in the area of stamped powertrain components and assemblies including driveplate assemblies, transmission shells and oil pan assemblies, and engine valve covers, but also includes some body and chassis stampings and fuel filler door assemblies. For the most recently completed fiscal year ended September 30, 2003, Davis reported sales of approximately $129 million.

The total consideration issued for the acquisition of all the outstanding shares of Davis amounted to $75.0 million, consisting of $45.1 million paid in cash (including transaction costs), the assumption of $26.5 million of long-term debt (including current portion) and the issuance of a five-year, $3.4 million note bearing interest at the rate of prime plus 1% per annum. At December 31, 2003, the Company had cash of $44.6 million that had been deposited into an escrow account (thus restricting its use) to be released to the former shareholders of Davis upon closing and in accordance with the agreements executed therein.

The Company will account for this transaction using the purchase method of accounting and will record 100% of the assets, liabilities, revenues and expenses of Davis in its consolidated results commencing January 3, 2004.

The preliminary estimates of the effect this transaction will have on the Company's consolidated balance sheet will be that the $45 million of cash paid (including transaction costs) and an increase in long-term debt of $30 million (including current portion and the additional five-year note payable issued by the Company) were issued as total consideration to acquire the following: additional non-cash working capital and other assets of $7 million, additional capital assets of $26 million, net future tax assets of approximately $11 million, intangible assets of approximately $4 million and goodwill of approximately $27 million.

[b] Reduction in Ownership Interest of Jointly Controlled Entity

Pursuant to an agreement that resulted in the increase of the Company's interest in one of its jointly controlled entities from 45% to 75% in December 2001 (see Note 3 of the Company's audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in the Company's 2002 Report to Shareholders), the other remaining shareholder retained an option to purchase an additional 25% equity ownership from the Company at any time prior to August 1, 2004 at a formula price. Effective February 7, 2004, this shareholder exercised its option and acquired an additional 25% interest in the jointly controlled entity for nominal cash consideration. In addition, as part of this transaction, $7.7 million of shareholder loans due to the Company from the jointly controlled entity were sold by the Company to the other shareholder for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

As a result of this transaction, the Company's ownership interest in this jointly controlled entity will be reduced to 50% effective February 7, 2004 and, commencing February 8, 2004, the Company will proportionately consolidate the assets, liabilities, revenues, expenses and cash flows in accordance with its 50% ownership percentage. This jointly controlled entity reported total sales of approximately $62 million for the year ended December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2003

Tesma International Inc. designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Subsequent to our acquisition of Davis Industries, Inc. (Davis) discussed in more detail below, we employ approximately 5,500 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the fourth quarter and calendar years ended December 31, 2003 and 2002 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the five-month period ended December 31, 2002 and management's discussion and analysis in our December 31, 2002 Report to Shareholders.

OVERVIEW

Our strategic objective is to be recognized as the world's leading Tier 1 supplier of advanced powertrain modules and systems. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems places us at the forefront of industry trends towards modularization and outsourcing. Our reputation for product quality and reliability, our strong customer relationships and our world-class development, manufacturing and testing capabilities help position us to achieve this objective.

We posted strong fourth quarter results, despite continued production declines and deceasing market share at our traditional North American customers. Our content per vehicle for the quarter grew in both of our major markets reflecting the launches of more complex and value-added modules and systems over the latter part of this year. These launches (as reported in the previous quarter) included our first fully integrated engine front cover module for General Motors' (GM) High Feature V6 engine, the fuel filler pipe assembly for Ford's high volume C170 Focus program in Europe and initial ramp-up volumes on several new programs launched in South Korea.

We announced the acquisition of Davis which closed in early January 2004. This acquisition increases our presence in the United States, including the south, providing us with a closer presence to some of our non-traditional customers. It also improves the balance of our North American operations between Canada and the United States, which given the recent strength of the Canadian dollar, improves our overall competitiveness. The majority of Davis' current product base is complementary to our existing transmission product offerings and other stamped components and, given Davis' existing strong relationships with Ford, Honda and Nissan, we see the opportunity to expand and strengthen our relationships with these customers and offer our broader and more technologically-advanced transmission and engine modules and systems to them.

We also made additional strategic investments in foreign markets during the quarter. First, we completed a transaction to acquire a 55% interest in an Italian company which will produce pulleys and other engine components for our European customers. We intend to capitalize on this additional presence in Europe with the launch of additional business in the near-term (including water pump assemblies for FIAT) and a longer-term objective to increase the penetration of our more complex modules and systems across the European market. Additionally, we have entered the Chinese market with a moderate investment to establish limited production capability. We see China as a market with strong growth potential, however, our initial focus will be to support the operations of some of our current customers that have set up production facilities in China. Through this initial step, we intend to gain valuable experience and insight and ultimately reduce risk as we plan for additional investments in this developing automotive market. Our newly established presence will put us in a better position to capitalize on future opportunities that are likely to evolve.

As previously reported, our future business growth looks solid with the awards of new business during the latter part of the year from some of our traditional customers (new assemblies for DaimlerChrysler and for GM, in particular the engine front cover module, water pump and oil pan, for GM's new 3.9L engine used in their higher volume midsize car platforms) and non-traditional customers (including water pumps and oil pumps for the PSA Group, other assemblies for Landrover, as well as the selection of our Korean facility by Hyundai Motor Company to supply front cover modules for a new V6 engine program to be produced in both Korea and North America). Our future growth was further solidified by some recent awards of significant business including cam-covers for GM's Line 4, 5 and 6 engine programs (which are installed in their mid-size SUV and pick-up truck platforms) and takeover volumes to supply several die cast and machined components and assemblies that are currently installed into GM's 4T65E, 4T80E and 4L80 transmissions (which are assembled into certain of their mid-size vehicles, full-size Cadillac models and heavier duty full size pick-up trucks, respectively). This organic growth, combined with the acquired Davis business, will provide a solid base for us to continue our track record of growth.

Although we plan to fund a significant portion of the Davis acquisition from our existing cash balances, our financial position continues to be very strong. Our considerable cash reserves that remain will enable us to capitalize on new business opportunities, and we continue to look for other potential acquisition targets that, like Davis, will add both growth and profitability, at a reasonable price, and ultimately increase shareholder value.

As previously communicated, we have been evaluating the viability of our German die-casting operations (Eralmetall) and attempting to improve its operating performance. This evaluation was completed during the fourth quarter. Over the past eighteen months, Eralmetall's new management team has worked hard to improve production and eliminate waste, our employees have agreed to assist in achieving targeted savings and our customers have expressed a willingness to discuss alternatives to support this operation. Although still not meeting our financial expectations, the decision was made to continue operating Erelmetall as a going concern in support of our customers as doing so is not expected to significantly affect our overall results. We will continue to closely monitor the results of this operation and evaluate its future prospects should results deteriorate.

ACQUISITION OF DAVIS INDUSTRIES, INC.

Subsequent to our year end, on January 2, 2004, we completed the acquisition of Davis. Through this acquisition, we add over 700 employees and 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee to our North American manufacturing operations. Davis' main product focus is in the area of stamped powertrain components and assemblies including driveplate assemblies, transmission shells, oil pan assemblies and engine valve covers, but also includes some body and chassis stampings and fuel filler door assemblies. For their most recently completed fiscal year ended September 30, 2003, Davis reported sales of approximately $129 million.

The total consideration for the acquisition of all the outstanding shares of Davis amounted to approximately $75.0 million, consisting of $45.1 million paid in cash, the assumption of $22.0 million of long-term debt, $4.5 million of other long-term obligations and the issuance of a $3.4 million five-year note bearing interest at the rate of prime plus 1% per annum (See Note 9[a] of the accompanying unaudited interim consolidated financial statements).

ACCOUNTING CHANGES

Reporting Currency

Effective January 1, 2003, we implemented the previously announced change in our financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). This change enables our financial performance to be compared more readily to that of our peer group in the global automotive industry. This change in reporting currency has been implemented in accordance with Canadian generally accepted accounting principles (CDN GAAP) as described in Note 1 of the accompanying unaudited interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

Stock-based compensation

In September 2003, the Canadian Institute of Chartered Accountants (CICA) issued amendments to Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which are effective for fiscal years beginning on or after January 1, 2004. The amended standard now requires recognition of all stock-based compensation transactions at fair value and eliminates the alternative of using the intrinsic value method of accounting with fair value disclosures provided on a proforma basis. We have elected to adopt these amendments early and to apply them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date we were initially required to adopt CICA 3870. Upon application of the new rules, we recorded compensation expense totaling $0.1 million and $0.5 million in the quarter and year ended December 31, 2003, respectively, and recorded compensation expense of $0.1 million in the same periods ended December 31, 2002, respectively. These costs are recorded as part of selling, general and administrative expenses with corresponding increases to contributed surplus.

DISCUSSION OF THE RESULTS

Impairment Loss at German Die-Casting Facility

In the fourth quarter of the prior year (as reported in the audited consolidated financial statements and notes for the five-month period ended December 31, 2002 and management's discussion and analysis in our December 31, 2002 Report to Shareholders), prompted by a history of operating losses and projected future losses following the launch of new business at Eralmetall, we initiated and completed a review for impairment on $20.6 million of machinery, equipment, land, buildings and other long-lived assets at this facility. As a result of this review, an impairment loss of $12.1 million ($8.5 million after applicable taxes) was recorded as an operating expense in the quarter and year ended December 31, 2002. The impact of this loss on diluted earnings per share for the quarter and year ended December 31, 2002 was $0.26 and $0.27, respectively.

Foreign Currency Exchange Rates

As substantially all of our operations have functional currencies other than the U.S. dollar, our reported results in U.S. dollars can be affected by movements in the exchange rates of the Canadian dollar, euro, Swiss franc and Korean won, all relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying currencies in our Canadian, European and Korean-based operations.

The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative periods were as follows:

	Q4 2003	Q4 2002	%r	YTD 2003	YTD 2002	%r
Canadian dollar	0.7600	0.6375	+19%	0.7159	0.6372	+12%
Euro	1.1917	1.0004	+19%	1.1320	0.9456	+20%
Korean won	0.000846	0.000822	+3%	0.000840	0.000804	+4%

The exchange rates in effect at the end of the current year, the end of the previous quarter and at our December 2002 year end were as follows:

Rates at the end of the period	Dec 2003	%r Sept	%r Dec	Sept 2003	Dec 2002
Canadian dollar	0.7752	+5%	+22%	0.7382	0.6376
Euro	1.2591	+10%	+21%	1.1483	1.0411
Korean won	0.000836	-4%	1%	0.000869	0.000835

Vehicle Production Volumes

North American vehicle production volumes, as historically reported, included medium and heavy trucks. As communicated in early quarters, effective January 1, 2003, we changed our reporting basis to include light vehicles only. This change conforms our reporting with most of our industry peers. All comparative North American vehicle production and content per vehicle amounts have been restated to conform with this new presentation. On this basis, North American vehicle production volumes for the quarter increased by 1% to approximately 3.9 million units. The North American "Big Three" automakers (including GM, our largest customer), however, posted production declines in the quarter ranging from 2% to 5% as the New Domestic manufacturers (including Toyota, Honda and Nissan) grew their share of the production by over 3%. For the year, overall North American vehicle production volumes were down 3% to 15.9 million units from 16.3 million a year ago with "Big Three" production declines offset by production increases at the New Domestics.

Vehicle production in Europe decreased by 1% in the quarter to 4.2 million units. Among our largest customers, the Volkswagen Group (VW) experienced strong growth of 10%, however, Ford, GM and DaimlerChrysler saw decreases of 2% to 4% and Fiat volumes declined by over 20%. For the year, European vehicle production was up 1% to 16.4 million units from 16.3 million in the same period a year ago.

Sales

Our consolidated sales in the quarter increased by 20% to $298.1 million from $247.8 million in the same period last year and for the year, increased by 19% to approximately $1.1 billion from $925.9 million for the 2002 calendar year period. Of this increase, we estimate approximately $44 million ($125 million for the year), or approximately 88% (72% for the year) of the overall growth, is attributable to higher translated sales on the strength of the Canadian dollar and euro relative to the U.S. dollar.

North American Operations

Our North American operations consist of 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,600 employees. These operations reported sales of $233.0 million for the quarter, up 21% from $193.3 million in the same period a year ago and reported sales of $856.0 million for the year, up 18% from $725.5 million. The stronger Canadian dollar accounted for an estimated $35 million ($85 million for the year) or 87% (65% for the year) of this growth. The remaining increase in the quarter of $5.0 million ($45.2 million for the year), represents true native currency growth of 3% over the prior year (6% for the year), and was realized despite the impact of production declines at our largest customers. Our growth fueled increases in our content per vehicle, which grew in both the quarter and full year by 19%, to approximately $49 and $44, respectively (from $41 and $37 in each of the respective periods a year ago).

The significant improvement in our North American content per vehicle for both the fourth quarter and fiscal year 2003 reflects foreign exchange translation, new program launches and higher volumes on production ramp-ups of other recently launched programs. These include a complex integrated front cover module for the GM High Feature V6 engine, balance shaft assemblies for GM's Line 4 and Line 5 engine programs, water pumps, camshaft phasers and housings for GM's premium V8 engine, and fuel filler pipe assemblies launched for DaimlerChrysler's JR car and HB truck programs.

In addition, annual sales and content growth was fueled by higher volumes on various programs as follows:

-         the complex oil pump assembly for Ford's 5R110 transmission used in the diesel engine application of Ford's heavier duty F-Series trucks;
-         front covers with an integrated oil pump, oil pan, thermostat housing and crossover tube and other components for the GM L850 4-cylinder engine program used in some of GM's high volume vehicle platforms (including the Chevrolet Cavalier and Malibu, Pontiac Sunfire and Grand Am and Saturn Ion and VUE models);
-         continued strength in demand for the GEN III/IV engine program installed in GM light trucks, including full-size pickups (such as the Chevrolet Silverado, Suburban and Avalanche models) and SUVs (such as the Chevrolet Tahoe and GMC Yukon vehicles);
-         the water pump assembly supplied to Honda for their Accord; and
-         certain tensioner and alternator decoupler programs for Ford, GM, Honda and VW.

Although North American production volumes increased by 1% during the quarter (down 3% for the year), all growth occurred at our non-traditional customers and thus our sales and content growth was somewhat offset by the 2% to 5% declines experienced during the quarter at our largest customers (3% to 9% for the year). In addition, our North American content was impacted by the continuing requirements for price givebacks to various OEM customers. North American sales represent 77% and 76% of our consolidated sales for the quarter and year, respectively, compared to 77% for both periods a year ago.

European Operations

Our 6 European operations, located in Germany, Austria, and Italy employ 1,100 employees. During the quarter, sales from our European operations increased by 22% to $61.1 million from $50.1 million a year ago and we estimate that a stronger euro accounted for approximately $9 million or 85% of this sales growth. For the year, sales increased 30% to $235.6 million from $180.6 million a year ago with a stronger euro accounting for an estimated $38 million (over two-thirds) of the sales growth. The remaining $1.7 million increase in sales in the quarter ($16.9 million for the year) was fueled by growth in our European content per vehicle (presented in euros to exclude the impact of foreign exchange fluctuations) by 4% to 16 compared to 15 in the same quarter a year ago (increased to 16 from 15 for the year).

Production volumes in Europe have remained fairly consistent with the prior year (down 1% in the quarter but up 1% for the year) and thus the growth in sales (excluding foreign exchange) for the quarter primarily reflects the ramp up in volumes of the fuel filler pipe assembly for Ford's high volume C1 (Focus) platform launched in the third quarter. For the year, the growth reflects the impact of this launch combined with the following:

-         increased shipments of drive belt tensioners and other components launched for VW, GM and DaimlerChrysler earlier this year;
-         the continued ramp up in volumes for a stainless steel fuel tank assembly for the portion of VW's PQ34 program volumes assembled in Mexico and sold in California;
-         volume increases on the fuel tank assembly programs for Volvo and Audi initially launched during the third quarter of 2002;
-         higher sales of the rear-axle crossover component and other parts supplied to DaimlerChrysler; and
-         an increased supply of service parts.

European sales represented 20% of our consolidated sales in the quarters ended December 31, 2003 and 2002, respectively, and represented 21% and 19% of our consolidated annual sales in 2003 and 2002, respectively.

Other Automotive Sales

Our Other Automotive segment consists of 2 manufacturing facilities in South Korea, one in China and a small assembly facility in Brazil, employing approximately 300 people. Sales for the quarter were up 1% to $8.7 million from $8.6 million a year ago and represent 3% of our consolidated sales in both periods. The sales increase is due to recent launches of new programs in our South Korean facilities, including DaimlerChrysler's 5.7L engine water pump, an adaptor assembly for the GM Line 4 engine program, a front cover and water pump for Renault-Nissan-Samsung's new SM3 engine program, and a front cover and water pump for the GM's premium V8 engine used in certain Cadillac models. Offsetting these increases were lower shipments of Ford's FN oil pump; declining volumes on Ford's 1.9L engine oil and water pumps which are expected to balance out soon; and lower exports to Japan (as certain older programs produced for Mazda balanced out). In addition, the fourth quarter a year ago included higher tooling sales for certain of the launches discussed above. Although our South Korean facilities launched several new programs in 2003, most occurred in the second half of the year and many involve long "lead-time" requirements for customers in the USA and Europe. Thus, although initial releases have been produced and shipped for some of these programs, the sales (and related contribution margin) are deferred until customer receipt and in some instances, acceptance, in accordance with the specific terms of each customer contract. As a consequence, sales declined for the year, by 15% to $28.8 million versus $33.8 million a year earlier and represented approximately 3% of our consolidated sales compared to approximately 4% for the same period last year.

Tooling and other sales for the fourth quarter increased by $2.5 million to $17.3 million compared to $14.8 million in the same period a year ago with foreign exchange increases accounting for the majority of the change. Tooling sales in the quarter consisted of tools developed for our Canadian facilities for the transition from the GM GEN III engine water pump to the GEN IV version and tools produced for various continuously variable transmission (CVT) components that are expected to launch in the first half of 2004. For the year, tooling and other sales were constant at $55.3 million as translation increases resulting from the strengthening of our functional currencies relative to the U.S. dollar were offset by the decline in European tooling sales. For the year, our North American operations recorded 70% of tooling sales while Europe and Korea reported 27% and 3%, respectively, compared to 55%, 38%, and 7%, respectively, for the same operations a year ago. The changes reflect a shift in the geographic regions where the larger proportion of our upcoming launches will occur.

New launches, an expanded customer base and our reputation for providing highly-engineered and cost competitive solutions is translating into growth in each of the major automotive markets. In North America, our higher content and the stronger Canadian dollar led to growth in our sales to North American customers of 17% to $197.4 million for the quarter from $168.4 million a year ago, and for the year, sales increased to $728.5 million from $631.6 million (representing 66% and 68% of our consolidated sales for the quarter and year, respectively, in both the current and prior year periods). These increases were achieved despite production volume declines and continued pricing pressure in the North American market.

Sales to our European-based customers grew in the quarter by 26% to $87.6 million compared to $69.3 million in the same period a year ago (representing 29% and 28% of consolidated sales, respectively) and for the year, grew by 26% to $326.0 million from $258.1 million in the comparable period last year (increasing to 30% of consolidated sales from 28% a year ago). This growth was driven by increased content due to the launch of programs in our Fuel Technologies group, including filler pipe and stainless steel fuel tank assembly programs, higher demand for service parts, increased exports to Europe from our North American operations and a significant strengthening of the euro relative to the U.S. dollar.

For the quarter, sales to Australasian customers increased by 34% to $9.0 million compared to $6.7 million (3% of consolidated sales in both periods) a year ago due primarily to new launches for Korean domestic customers, increased exports of fuel products from our European operations to Japan and China, offset partially by lower exports to Mazda in Japan on the balancing out of programs supplied from our Korean facilities. For the year, sales to Australasian customers increased 31% to $30.2 million from $23.0 million for the same period last year, representing approximately 3% of consolidated sales (2% of consolidated sales a year ago). Sales to customers in the South American market increased by 17% to $4.1 million (1% of consolidated sales) during the quarter due primarily to higher exports from one of our Canadian subsidiaries to GM in Brazil. For the year, sales to this market were up marginally from the prior year to $13.8 million from $13.3 million in 2002 (1% of consolidated sales in both years).

Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 77% of our consolidated sales during the quarter and 76% of our fiscal 2003 consolidated sales (76% for the three and twelve-month periods, respectively, a year ago). Our sales to the global operations of GM, our largest customer group, remained at 43% of our consolidated sales in the quarter and twelve months, comparable to the same periods a year ago. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the three or twelve-month periods of the current and prior comparative year, modules and systems supplied for the GM GEN III/IV and L850 engine programs account for approximately 20% of our consolidated sales in the quarter (20% for the year) compared to 21% (18% for the year) for the same period in the prior year.

Gross Margin

Gross margin percentage for the fourth quarter increased to 24.0% from 23.4% in the comparable period a year ago and for the full year, decreased to 22.1% compared to 22.4% a year earlier.

Our gross margin in the quarter this year was positively impacted by $2.5 million of R&D tax credits relating to prior fiscal years that have been claimed under new rules and interpretations governing claimable expenditures, a lower realized exchange rate on U.S. dollar denominated materials purchased at certain Canadian divisions, and year-over-year improvements in operating results at our Eralmetall die-casting operation (including certain employee benefit savings). These positives were partially offset by the continued launch and operating support costs at certain facilities (in our North American and Korean operations, in the midst of, or preparing for program launches, some of which have been delayed), the negative impact of the production declines at our key North American customers, and the impact of OEM shutdowns during the holiday season on production capacity utilization.

Similarly, our gross margin in the fourth quarter a year ago was favourably impacted by certain factors including: increased cost absorption due to an increase in inventory levels towards the end of the prior year (in preparation for early January releases), retroactive price increases, and lower than normal employee profit sharing expenses as a result of the impairment loss recorded at our Eralmetall die-casting facility.

For the year, our gross margin was impacted by the positive factors discussed above and improved labour efficiency on more highly-automated programs, improvements in capacity utilization and other production efficiencies achieved at certain facilities. These were more than offset by:

-         a continued shift in mix (as we execute our strategy) to much higher material content modules and systems in all of our Technology groups (including the launches of the GM High Feature V6 integrated engine front cover, camshaft phasers and housings for the GM premium V8 engine, filler pipes in Europe for the Ford C1 program, and balance shaft assemblies, combined with volume increases on the Ford 5R110 transmission oil pump, various water management assemblies and the stainless steel fuel tank programs in Europe);
-         the negative impact of the 3% decline in North American production volumes;
-         higher wage costs due to annual adjustments;
-         launch costs at certain facilities;
-         higher facility rental costs (with a corresponding reduction to depreciation) for certain manufacturing facilities sold to MI Developments Inc. (MID) in our first quarter and now leased back (see Other Matters discussion); and
-         continued pricing concessions demanded by our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter, as a percentage of sales, increased to 6.7% from 6.4% for the same period a year ago. Absolute costs increased from $15.9 million to $20.1 million in large part due to the stronger Canadian dollar and euro (both up 19%, respectively) relative to the U.S. dollar, which we estimate added approximately $3 million on translation. Other increases include fees paid to assist us in completing prior year R&D ITC claims before refiling deadlines, $0.1 million of stock option compensation expense recorded upon adoption of new accounting rules, $0.8 million of cost overruns on capital equipment charged by a related party (as described in more detail in Note 6(b)[ii] of the accompanying unaudited interim consolidated financial statements) and increased incentive-based compensation based on significantly higher profitability levels this year (largely due to the negative impact of the impairment loss booked in the prior year).

For the year, selling, general and administrative costs were $69.2 million (6.3% of consolidated sales) compared to $59.8 million (6.5% of consolidated sales) in the prior year. The $9.4 million increase resulted primarily from foreign exchange translation which we estimate contributed approximately $8 million of additional translated expense, $0.5 million of stock compensation expenses and $0.9 million incurred for potential acquisitions that did not materialize.

As discussed in previous quarters, commencing January 1, 2003, specific charges paid to Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna, have been reclassified primarily as part of selling, general and administrative costs (with prior year comparative figures restated on the same basis). These specific charges are negotiated annually and are based on the level of benefits or services provided to us by ServiceCo and include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Plan), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, we paid $0.4 million to ServiceCo for specific charges compared to $0.1 million in the same period a year ago and for the year, we paid $1.7 million for specific charges compared to $1.9 million last year. The amount paid in 2002 includes approximately $0.4 million of additional costs billed by ServiceCo for services provided in 2001.

Depreciation and Amortization

Depreciation and amortization charges for the quarter were $15.0 million compared to $11.2 million in the comparable period in the prior year, and for the year, were $51.6 million compared to $40.5 million a year ago. Similar to other line items in our income statement, foreign currency translation significantly affected reported amounts adding an estimated $2 million to depreciation and amortization charges, representing an increase of 17% versus the prior year ($5 million, or 13% increase over the same period last year). Excluding foreign exchange impacts, the increase in depreciation charges during the quarter was the result of our continuing investment in capital assets (over $61 million in the past twelve months) - primarily for facility upgrades and equipment for new programs, many of which were put into service for launches over the past twelve months. In addition, the increased depreciation and amortization includes non-cash provisions of $1.4 million recorded in relation to specific assets for which changes in the respective circumstances surrounding their utilization indicated impairments. Offsetting these increases was approximately $0.6 million of depreciation for the quarter ($3.2 million for the year) that would have been recorded in the normal course on the group of assets written down at Eralmetall in December 2002 and higher depreciation charges in the prior year periods on the two manufacturing facilities and corporate office property that were transferred to MID as part of a sale-leaseback transaction in January 2003.

Interest, net

Net interest for the quarter was $nil compared to $0.2 million in interest expense for the same period last year and for the year, was $0.2 million of interest income compared to $2.0 million of interest expense. For both the three and twelve-month periods, these improvements resulted primarily from our significantly higher levels of cash available for investment in short-term interest-bearing investments.

Affiliation and Social Fees

Affiliation and social fees paid to Magna increased to $3.4 million in the quarter from $2.6 million in the same period last year (increased to $12.4 million for the year from $10.4 million in 2002) and were comprised of the following:

-         Under our amended and restated affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. In the quarter, we paid $2.9 million ($10.8 million for the year) under the affiliation agreement, compared to $2.4 million ($9.2 million for the year) in the fourth quarter a year ago, entirely as a result of our increased sales levels.
-         Under our social fee agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of profits before income taxes as a contribution towards social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies. In the quarter, we paid $0.5 million in social fees, compared to $0.2 million in the comparable quarter of 2002 and for the year, we paid $1.6 million compared to $1.2 million last year.

Income Before Income Taxes

Income before income taxes increased to $33.0 million for the quarter, from $15.9 million in the same period a year ago and for the year, increased by 33% to $110.0 million, from $82.9 million last year. The increase in the quarter reflects the $13.6 million improvement in our gross margins, the impact of the $12.1 million impairment loss booked at Eralmetall last year and interest income (versus interest expense in the prior year), partially offset by higher selling, general and administrative costs, increased depreciation charges and higher affiliation and social fees.

North American Operations

At our North American operations, income before income taxes for the quarter was consistent with the prior year at $27.2 million in the same period last year. In the quarter a year ago, our North American operations were favourably impacted by stronger production volumes at our largest North American customers, much lower DPSP provisions due to the impairment charge and large inventory builds which helped boost the comparative number. While our sales (in absolute dollars) in the current quarter have increased compared to the fourth quarter last year, the growth was outpaced by year-over-year cost increases for labour, overhead and depreciation charges in place to support higher anticipated sales levels. For the year, income before income taxes increased 11% to $97.5 million from $87.6 million for the same period a year ago.

European Operations

Results for our European operations improved as income before income taxes increased to $8.1 million for the quarter compared to a loss of $11.5 million (including $12.1 million for the impairment loss mentioned earlier) in the quarter a year ago. For the year, income before income taxes increased to $18.3 million from a $6.1 million loss (including the impairment loss) in the same period last year. These improvements reflect improved capacity utilization on increased sales at our Austrian subsidiary, the positive impact of the employee benefit savings and reduced depreciation charges at Eralmetall, and estimated translation increases due to a strengthening euro.

Other Automotive Operations

Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $2.3 million in the fourth quarter (compared to income of $0.2 million in the same period last year). The decline in their results reflects "balancing out" of older programs at our Korean facilities combined with higher engineering, design and other upfront product development and support costs incurred for future program launches. In addition, we have incurred costs associated with the initial startup of operations in China. For similar reasons, income before income taxes for the year decreased to a loss of $5.8 million compared to $1.5 million in income last year.

Provision For Income Taxes

Our effective income tax rate for the quarter was 37.3%, lower than the 38.6% in the same period a year ago and for the year, was 32.6% compared to 32.5% a year ago.

As a result of the Ontario government's decision to repeal previously enacted corporate tax rate reductions and the resulting increase to the enacted effective combined corporate income tax rate from 33.62% to 34.52%, we recorded $1.1 million of additional future tax expenses during the quarter. Excluding the impact of this adjustment and the impact of losses incurred but not tax effected, our effective tax rate in the quarter would have been 32.4%. In the fourth quarter last year, the impact of losses not tax effected and their lower overall effective tax rate recorded on the impairment loss at Eralmetall (reflecting the rates anticipated to be in effect at the time the amounts would be deductible for tax purposes), caused the effective tax rate to be higher than the statuary rate.

Our yearly tax rate of 32.6% includes a $2.1 million benefit for income tax losses available for carryforward and other future tax deductible amounts (previously unrecognized) at one of our jointly-controlled entities partially offset by the additional future tax expense related to the Ontario tax rate change.

Net Income

Our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased to $20.7 million, compared to $9.7million in the same period a year ago, and for the year, increased 32% to $74.1 million from $56.0 million a year ago. In the quarter, excluding the impact of the impairment charge recorded last year (excluding its impact on the DPSP and other profit based fees and compensation) and the Ontario tax rate change recorded this year, net income would have increased by $3.6 million, however, entirely explainable by our estimates of the impact of foreign currency translation. For the year, excluding the impact of the impairment charge (as described above) and the estimated foreign currency translation increases, net income would have been essentially unchanged from a year ago.

Earnings per Share

For the quarter, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share increased to $0.64 and $0.63, respectively, from $0.30, for both respectively, in the same period last year. For the year, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share increased to $2.29 and $2.28, respectively, from $1.82 and $1.80, respectively, for the comparable periods in the prior year. The impact of the impairment loss (excluding its impact on the DPSP and other profit based fees and compensation) in the quarter and year ended December 31, 2002 was to decrease diluted earnings per Class A Subordinate Voting Share or Class B Share by $0.26 and $0.27, respectively.

These figures reflect increases in the average number of basic and diluted shares outstanding in the quarter to 32.4 million and 32.6 million, respectively, (from 32.3 million and 32.5 million, respectively, a year ago) due primarily to the exercise of stock options over the past twelve months. For the year ending December 31, 2003, the number of basic and diluted shares increased by 5% to 32.3 million and 32.5 million, respectively, (from 30.7 million and 31.1 million, respectively, last year) due primarily to the public share offering of 2.85 million shares in July 2002.

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Our cash balances at December 31, 2003, net of bank indebtedness, were $122.5 million compared to $148.4 million at the end of our third quarter and $89.0 million at December 31, 2002. The $25.9 million decrease in net cashbalances in the quarter is due primarily to $44.6 million of cash deposited into an escrow account just prior to year end (thus restricting its use) for the purchase of Davis. Excluding this amount, our net cash balances increased by $18.7 million as cash provided from operating activities and proceeds from the issuance of Class A Subordinate Voting Shares on the exercise of stock options were used for continuing investments in capital and other assets; to the fund our investment in a joint venture entity in Italy (see separate discussion); to reduce bank indebtedness levels and make scheduled debt repayments; and to fund the payment of dividends. In addition, the strengthening of the Canadian dollar (the currency in which a majority of our net cash balances are held) since September 2003 caused translated net cash balances to increase by approximately $8 million.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, increased by 89% from $23.6 million in the fourth quarter of last year to $44.7 million this year. The increase was due primarily to higher non-cash charges in the quarter this year due mainly to future tax provisions (compared to recoveries booked for the period a year ago), higher depreciation charges, stock-based compensation expenses and an equity loss on an investment in a related party. Although net income increased by $10.9 million in the quarter, the majority of the increase, or $8.5 million, represented the non-cash impairment loss at Eralmetall recorded in the fourth quarter last year. For similar reasons, cash provided from operations for the year was $143.8 million, up from $112.6 million (up 28%) in the same period last year.

Incremental investments in non-cash working capital in the quarter were $10.9 million ($41.9 million for the year), compared to $19.6 provided by changes in non-cash working capital ($5.1 million invested in for the year) in the same period in the prior year. The net reduction in investment in the fourth quarter a year ago was primarily driven by significant collections of accounts receivable balances just prior to the year end. The higher incremental investments in working capital during the fiscal 2003 year represent increased accounts receivable and inventory levels to support our sales growth which were only partially offset by higher levels of accounts payable and accruals.

As a result, cash provided from operating activities in the quarter decreased to $33.8 million from $43.2 million in the quarter last year and for the year, was $101.9 million compared to $107.5 million in the same period last year.

Investing Activities

Cash spent on investing activities in the fourth quarter and year were $63.3 million and $80.0 million, respectively, compared to $21.1 million and $69.5 million, respectively, for the same periods in the prior year. Included in these figures is the $44.6 million of cash deposited into an escrow account to be utilized on the closing of the Davis acquisition. Excluding this amount, our net spending for the year was lower due primarily to proceeds of $25.0 million received on the sale and subsequent leaseback of our campus property to MID during our first quarter. Investments in capital assets were $17.3 million in the fourth quarter (compared to $20.6 million in the fourth quarter last year) and $61.2 million for the year ($68.9 million for last year). Our capital asset additions in the quarter relate primarily to machinery and equipment acquired to support program launches and increased sales activities.

Capital assets purchased for our North American operations accounted for 67% and 62% of the total capital spending in the fourth quarter and fiscal year, respectively (compared to 62% and 74%, respectively, for the same periods last year), and our European operations accounted for 25% and 21%, respectively, of our consolidated capital spending for these periods, (from 13% and 21% of our total spending, respectively, in the same periods last year). Capital spending at our Asian and other operations accounted for 8% and 17% of our total fourth quarter and twelve-month spending, respectively (from 13% and 7% in the same periods last year) with the increased spending for the year due primarily to a 60,000 square foot expansion at one of our Korean facilities earlier in the year and new machinery and equipment acquired to support upcoming program launches.

During the fourth quarter, we paid $1.2 million (net of cash acquired of $0.2 million) for a 55% interest in an Italian company (see discussion in Other Matters).

Financing Activities

Cash used for financing activities in the three and twelve-month periods ended December 31, 2003 were $13.0 million and $24.5 million, respectively compared to $1.8 million and $66.6 million provided by financing activities for the same periods last year. In the quarter, funds used to reduce bank indebtedness amounted to $8.9 million compared to $5.7 million provided through operating lines in the same period a year ago and for the full year, funds used to reduce indebtedness levels were $12.4 million compared to $18.9 million provided in the same period last year. The twelve-month reduction in indebtedness levels occurred primarily at our Austrian subsidiary where funds obtained from long-term debt facilities earlier this year were used to pay down higher-interest bearing operating lines of credit. The additional amounts borrowed at this subsidiary were used to finance capital expenditures relating to fuel program launches. The significant amount of cash provided from financing activities in the year ended December 31, 2002 was primarily the result of the public share offering in July 2002 which yielded total cash proceeds of $62.1 million.

We made regularly scheduled debt repayments of $0.3 million in the quarter ($2.1 million for the year) compared to $0.8 million ($3.6 million for the year) in the same period last year.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax-profits on a rolling three-year basis. During the quarter, dividends totaling $3.9 million (Cdn $0.16 per share) were paid out compared to $3.3 million (Cdn $0.16 per share) in the same period a year ago. The increase is due to the 19% strengthening of the Canadian dollar, as the number of shares outstanding on a year-over-year basis has increased only marginally from the exercise of stock options. Dividend payments for the year totaled $17.3 million compared to $12.2 million paid in 2002 as a result of our change in fiscal year end to December in 2002 which resulted in the payment of dividends on account of an additional two months of income (14 months in total) in fiscal 2003 compared to dividends paid on account of twelve months of income the prior year. In addition to the these extra payments, the dividends paid this year reflect the increase in the number of Class A Subordinate Voting Shares outstanding since our public share offering completed in July 2002 and the impact of higher translation on the dividend amounts predominantly paid in Canadian dollars (with a stronger Cdn dollar relative to the U.S. dollar in 2003).

During the quarter, $0.2 million ($0.6 million for the year) was received on the issuance of Class A Subordinate Voting Shares on the exercise of incentive stock options and in the same period last year, $0.2 million ($1.4 million for the year) was received as a result of stock option exercises.

Financing Resources

At December 31, 2003 we had cash and cash equivalents on hand (net of bank indebtedness) of $122.5 million. As stated earlier, this amount excludes $44.6 million of cash that was on deposit in an escrow account related to the Davis acquisition.

At December 31, 2003, we had unused and available credit facilities (excluding facilities available for foreign exchange purposes) approximating $69 million ($68 million as at the previous quarter). Only 6% of our long-term debt of $66.8 million becomes due and payable in the next 12 months, while approximately 89% matures in 2006 or later. Our total debt to total capitalization ratio at December 31, 2003 was approximately 10%, unchanged from our last quarter and the prior year end at December 31, 2002.

Shareholders' Equity

Shareholders' equity increased to $549.3 million from $508.7 million at the prior quarter and from $410.2 million at December 2002.

The most significant increase since last quarter (and also for the twelve months since our last year end) is due to a $23.5 million increase in the currency translation adjustment account (increase of $77.8 million since December 31, 2002). The currency translation adjustment account represents the unrealized change in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Asian and South American operating and/or reporting entities which collectively account for the majority of our total equity. As the period end rates for the Canadian dollar and euro strengthened significantly against the U.S. dollar compared with those in effect at September 30, 2003 and at December 31, 2002 (both up over 20%), the currency translation adjustment account has reflected dramatic increases.

Retained earnings have increased as net income generated by us exceeded dividends distributed to shareholders. Our Class A Subordinate Voting Shares have increased as 30,000 stock options were exercised during the year (10,000 in the quarter) for proceeds of $0.5 million ($0.2 million in the quarter).

Under the new rules adopted for stock-based compensation (see Accounting Changes), contributed surplus is now recorded when compensation expense is recognized on stock options recorded at fair value. The balance at December 31, 2003 represents $0.5 million of stock compensation expense recorded in fiscal 2003 and $0.1 million relating to compensation expense recorded in the five-month period commencing August 1, 2002, the date at which we were first required to adopt CICA 3870 (options issued on or after this date). As the underlying options recorded at fair value are subsequently exercised, the accumulating balance in contributed surplus is transferred systemically to the Class A Subordinate Voting Shares and considered additional proceeds received on these exercises.

The increases in our Shareholders' equity for the reasons discussed above has resulted in increases in our book value per Class A Subordinate Voting Share or Class B Share on a diluted basis by 8%, to $16.92 per share (Cdn $21.83), from $15.68 per share (Cdn $21.24) at our last quarter and by 34%, from $12.66 per share (Cdn $19.85), at our December 2002 year end.

FOREIGN CURRENCY ACTIVITIES

In our operations, where possible, we negotiate sales contracts and purchase materials, equipment and labour generally in the functional currency of the region in which the operation is located. This allows foreign currency cash flows for the purchase of materials and capital equipment denominated in foreign currencies to be naturally hedged when contracts to deliver certain products are also denominated in those same foreign currencies.

In an effort to manage any remaining exposure, we employ hedging programs primarily through the use of foreign exchange forward contracts that extend through the expected duration of the underlying production programs. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We are exposed to credit risk from the potential default by counterparties on our foreign exchange forward contracts, but mitigate this risk by dealing with multiple counterparties who are rated as high quality credits. Despite these measures, significant long-term movements in relative currency values could affect our operating results. More specifically, because we report in U.S. dollars, our future results could be positively or adversely affected by future movements of the U.S. dollar against the Canadian dollar, the euro, the Korean won or the Swiss franc which, in aggregate, comprise the majority of the functional currencies in which we currently transact business. The proportion of our operations with functional currencies other than the U.S. dollar will decline concurrent with the acquisition of Davis, but, only to a limited extent.

CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to Note 21 of our audited consolidated financial statements for the five-month period ended December 31, 2002 contained in our December 31, 2002 Report to Shareholders.

OFF BALANCE SHEET FINANCING

Our off balance sheet financing arrangements include operating lease contracts, foreign-exchange forward contracts and a contract to purchase hydroelectricity supply.

A number of our facilities are party to operating leases with related companies (MID) or with third parties. In addition, we have third party operating lease commitments for various manufacturing and office related equipment. Refer to Note 21[a] of our audited consolidated financial statements for the five-month period ended December 31, 2002 contained in our December 31, 2002 Report to Shareholders for information concerning the future payments expected under our various operating leases.

As discussed above, we utilize foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with CDN GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, we utilize rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date. Refer to Note 14[a] of our audited consolidated financial statements for the five-month period ended December 31, 2002 contained in our December 31, 2002 Report to Shareholders for information concerning the foreign-exchange forward contracts outstanding at December 31, 2002 and the unrecognized fair value adjustment at that date.

As detailed in Note 21[b] of our audited consolidated financial statements for the five-month period ended December 31, 2002 contained in our December 31, 2002 Report to Shareholders, we entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, the Canadian divisions that are covered under the supply agreement.

OTHER MATTERS

Sale-Leaseback Transaction with Magna

As previously reported, on January 31, 2003, we completed a sale-leaseback transaction with MID, then a wholly-owned subsidiary of Magna, for all land and buildings comprising our corporate campus which includes the corporate head office and two manufacturing facilities.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, we entered into agreements to lease the properties back from MID (at prevailing rates) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) requiring annual lease payments of approximately $2.7 million per year, with approximately 75% pertaining to certain manufacturing facilities.

On August 29, 2003, all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this distribution, MID became directly controlled by the same entity that indirectly controls us, such that MID remains a related party to us.

Acquisition of Tesma-Agla, Italy

In October 2003, we completed the acquisition of a 55% interest in Agla Benevento S.r.l. of Benevento, Italy (subsequently renamed Tesma-Agla S.r.l. (Tesma-Agla)), for cash consideration including transaction costs of $1.2 million (net of cash acquired of $0.2 million). The transaction was accounted for under the purchase method of accounting and the initial impact on our consolidated balance sheet is an increase in non-cash working capital of $0.4 million, property, plant and equipment and other long-lived assets of $2.6 million, assumed debt of $2.0 million and net future tax assets of $0.2 million.

Pursuant to agreements executed upon the closing of the transaction, the approval of certain strategic, operating and financing decisions of Tesma-Agla are subject to a majority vote by Tesma-Agla's Board of Directors. The Board of Directors consists of four members of which we are entitled to appoint two (including the Chairman of the Board). We account for our interest in this jointly-controlled entity using the proportionate consolidation method. Tesma-Agla had no operating activities prior to October 2003, but was preparing for the launch of pulleys and other engine components for the European market.

SUBSEQUENT EVENTS

Acquisition of Davis Industries, Inc.

The acquisition of Davis which was completed on January 2, 2004, is discussed in the Overview section at the beginning of this MD&A.

Reduction In Ownership Interest of Jointly Controlled Entity

Pursuant to the agreement signed when we increased our ownership interest in one of our jointly controlled entities from 45% to 75% in December 2001 (see Note 3 of the audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in our 2002 Report to Shareholders), the other remaining shareholder retained an option to purchase an additional 25% equity ownership from us at any time prior to August 1, 2004 at a formula price. Effective February 7, 2004, this shareholder exercised its option and acquired an additional 25% interest in the jointly controlled entity for nominal cash consideration. In addition, as part of this transaction, $7.7 million of shareholder loans due to us from the jointly controlled entity were sold by us to the other shareholder for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

As a result of this transaction, our ownership interest in this jointly controlled entity will be reduced to 50%, effective February 7, 2004 and, commencing February 8, 2004, we will reduce to 50% the proportion of assets, liabilities, revenues, expenses and cash flows included in our consolidated financial statements. This jointly controlled entity reported total sales of approximately $62 million for the year ended December 31, 2003.

OUTLOOK

For the full year ending December 31, 2004, we anticipate that vehicle production volumes in North America will increase 1% to approximately 16.1 million units, while in Europe, we expect production will approximate 16.4 million units, consistent with the volumes experienced in 2003. Based on these forecasts, our acquisition of Davis, our anticipated tooling and other automotive sales, our projected content per vehicle levels and our estimates of the impact of foreign exchange translation at the current rates in effect, we expect to experience overall sales growth of approximately 20% for the year ending December 31, 2004.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent, continued use and availability of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.